October 23, 2020
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	John Stickel
Justin Dobbie
Bonnie Baynes
Mark Brunhofer

RE:	Root, Inc.
Registration Statement on Form S-1
File No. 333-249332
Acceleration Request
Requested Date: October 27, 2020
Requested Time: 4:00 PM, Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC, Barclays Capital Inc. and Wells Fargo Securities, LLC, as representatives of the several underwriters, hereby joins Root, Inc. in requesting that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-249332) (the “Registration Statement”) to become effective on October 27, 2020, at 4:00 PM, Eastern Time, or as soon as practicable thereafter.
Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.
We, as representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.
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Very truly yours,

Goldman Sachs & Co. LLC

By:	/s/ Rebecca Steinthal
Name:	Rebecca Steinthal
Title:	Managing Director

Morgan Stanley & Co. LLC

By:	/s/ Michael Occi
Name:	Michael Occi
Title:	Managing Director

Barclays Capital Inc.

By:	/s/ Amrit David
Name:	Amrit David
Title:	Managing Director

Wells Fargo Securities, LLC

By:	/s/ Lear Beyer
Name:	Lear Beyer
Title:	Managing Director
cc:       Alexander Timm, Root, Inc.
Daniel Rosenthal, Root, Inc.
David G. Peinsipp, Cooley LLP
Nicole Brookshire, Cooley LLP
Peter Mandel, Cooley LLP
Richard A. Kline, Goodwin Procter LLP
Sarah B. Axtell, Goodwin Procter LLP
Kim De Glossop, Goodwin Procter LLP

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